Bullish 4Q 2025 Shareholder Update

February 5, 2026

Disclaimer

Non-IFRS financial measures and key performance indicators
This communication includes certain financial measures that are not recognized by the International Financial Reporting Standards ("IFRS"). These non-IFRS financial measures are "adjusted transaction revenue," "subscription, services & other revenue, " "adjusted revenue," "adjusted operating expense," "adjusted net income / (loss)" and "adjusted EBITDA," "gross liquid assets" and "net liquid assets." These non-IFRS financial measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. We believe these non-IFRS financial measures provide useful information to management and investors regarding certain financial and business trends. These non-IFRS financial measures are subject to inherent limitations as they reflect the exercise of judgments about which items of expense and income are excluded or included in determining these non-IFRS financial measures. Refer to the Appendix for further details and a reconciliation of the non-IFRS financial measures presented to their most directly comparable IFRS financial measures.

This communication also provides our forward-looking "adjusted transaction revenue," "subscription, services & other revenue, " "adjusted revenue," "adjusted operating expense," "adjusted EBITDA," and "adjusted net income" guidance for the upcoming fiscal quarter. Information reconciling upcoming fiscal quarter "adjusted transaction revenue," "subscription, services & other revenue, " "adjusted revenue," "adjusted operating expense," "adjusted EBITDA," and "adjusted net income" to the most directly comparable IFRS financial measures is unavailable to us without unreasonable effort due to the high variability, complexity and lack of visibility in making accurate forecasts and projections to certain reconciling items. These items cannot be reasonably and accurately predicted without the investment of undue time, costs and other resources, and accordingly, no reconciliation of the forward-looking non-IFRS financial measures is included. These reconciling items could be material to our actual results for the period.

In addition, management is providing forward-looking guidance on the following key performance indicator, Trading Volume, for the upcoming fiscal quarter. Refer to the Appendix in this communication for definitions of key performance indicators.

Mark-to-Market — Digital asset prices are subject to extreme volatility, and our holdings of digital assets and other balance sheet items fluctuate constantly in the ordinary course of business. You should not assume that the amounts depicted in this presentation as "mark-to-market" as of December 2025 reflect the actual holdings or balances as of such date or any other date subsequent to December 31, 2025.

Additional information
This communication should be read together with the accompanying earnings press release, available on our Investor Relations website investors.bullish.com.

Forward-Looking Statements
This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Sentences containing words such as "believe," "intend," "plan," "may," "expect," "should," "could," "anticipate," "estimate," "predict," "project," or their negatives, or other similar expressions of a future or forward-looking nature generally should be considered forward-looking statements. Such statements include, without limitation, statements relating to our expected financial or operating performance, including for the upcoming fiscal quarter; our business strategy and potential market opportunities; current and prospective products, services or acquisitions; trends in, demand for, and growth and market size of, the digital assets industry; the breadth and timing of onchain adoption; expectations regarding relationships with clients and third-party business partners and overall business momentum; our plans and expectations related to tokenization; competition in our industry; the regulatory and legal environment, including regulatory proceedings or approvals; and general economic and business conditions. Such forward-looking statements are based upon estimates and assumptions that, while considered reasonable by us, are inherently uncertain and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause results to differ from those expressed in our forward-looking statements include, but are not limited to intense competition in our industry, including from unregulated and less-regulated entities and platforms; our ability to execute our business strategy and grow our business and operations, including in new geographic locations; our ability to develop, launch and improve our products and services and their adoption; our ability to attract and retain customers; the evolving rules and regulations applicable to digital assets and our products and services; our ability to obtain and maintain regulatory approvals and stay in compliance with laws and regulations, and the costs of doing so; evolution and adoption of digital assets; interest rate fluctuations and digital asset price volatility; changes in, or unexpected, costs to operate our business; cybersecurity risks, including with respect to digital assets custody; disruptions to information and technology systems, blockchain networks and third-party services on which we rely; changes in general market, political or economic conditions; and other risks and uncertainties set forth in the section entitled "Risk Factors" in our final prospectus dated August 12, 2025 filed with the Securities and Exchange Commission ("SEC"), as well as potential risks and uncertainties disclosed in our other filings with the SEC. We may not actually achieve the performance, plans, or expectations disclosed in our forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth therein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. We do not undertake any duty to update forward-looking statements.

Speaking Today



Tom Farley

Chief Executive Officer



David Bonanno

Chief Financial Officer

Our objective

To provide mission-critical products and services that are designed to help institutions grow their businesses, build trust across global regulatory frameworks, and drive the adoption of blockchain technology and digital assets

4Q 2025 Earnings

Total Trading Volume	Spot Trading Volume	Options Trading Volume
$222B	$205B	$9B
Adjusted Revenue	**Adjusted Transaction Revenue**	**Subscription, Services, and Other Revenue**
$93M	$38M	$55M
Adjusted EBITDA	**Adjusted Net Income**	**Adjusted OPEX**
$44M	$29M	$48M

Options Launch & Rapid Adoption

Surpassed $9B in options trading volume and reached an open interest high of $4B, establishing Bullish as the #2 exchange for BTC options open interest[2]

Liquidity Services Growth

Continued momentum from established and emerging asset issuers with new institutional partnerships, driving another quarter of record SS&O revenue

U.S. Regulatory

Secured transfer agent registration (Dec. 2025), furthering the completion of our tokenization stack

CoinDesk Indices

Established position as the #1 indexer by market share for all indexers of digital assets, winning 15 of 39 digital asset focused ETF listings globally in 4Q '25

CoinDesk Insights

#1 news outlet for digital asset content as measured by traffic[3]

Notes

1. Adjusted revenue, adjusted transaction revenue, subscription, services and other revenue, adjusted net income, adjusted EBITDA, and adjusted OPEX are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures
2. BTC options trading volume as of December 31, 2025. Open interest data through January 31, 2026 (Sources: CoinDesk, CoinGlass)
3. Source: Similarweb.com

2025 Financial Performance

Bullish achieved record growth with significant operating leverage in 2025, driven by our successful options launch, U.S. market entry, and securing key Tier 1 regulatory licenses globally

Adjusted Revenue Growth



3.8x SS&O Growth
$92.5
$76.5
$62.4
$57.0
$55.2
14.2
41.0
20.4
42.0
32.9
24.1
49.8
26.7
54.6
37.9
4Q24
1Q25
2Q25
3Q25
4Q25
Subscription, Services and Other Revenue
Adjusted Transaction Revenue

Operating Leverage Expansion



$92.5
$76.5
$62.4
$57.0
$55.2
$49.2
$48.9
$47.9
$48.1
$39.4
181% Operating Leverage Growth
4Q24
1Q25
2Q25
3Q25
4Q25
Total Adjusted Revenue
Adjusted Operating Expenses

Adjusted EBITDA & Net Income Margins %



28.7%
7.3%
21.1%
3.4%
14.2%
(10.5%)
37.4%
18.1%
48.1%
31.2%
4Q24
1Q25
2Q25
3Q25
4Q25
Adjusted EBITDA Margin %
Adjusted Net Income Margin %

Note
1. Adjusted revenue, adjusted transaction revenue, subscription, services and other revenue, adjusted net income, adjusted EBITDA, and adjusted OPEX are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures

2026 Priorities

Continue Exchange Growth with a Priority on Derivatives and the U.S.

Options Momentum:

- Establish Bullish as clear top 2 digital assets options exchange
- Build towards becoming the #1 exchange for BTC options

Successful U.S. Expansion:

- Continue to onboard major broker-dealers and other institutions to scale U.S. operations
- Advance our path to a comprehensive suite of U.S. derivatives licenses

Lead the Market in Tokenization of Real-World Assets

Widen our tokenization solutions to meet our offering:

- Obtain U.S. and international licenses to create, trade, and promote tokenized assets
- Leverage existing strengths from stablecoin success to new asset classes

RWA Tokenization TAM


As of 1/31/26
2030 Forecast
$16T
$24B

Expand Information Services & Other Offerings

Grow Indices Market Lead:

- Drive adoption of CoinDesk 5 and CoinDesk 20 as the top proprietary digital asset benchmarks
- Extend lead as the preferred provider of single-token digital asset benchmarks

Make CoinDesk an Essential Service:

- Expand audience and enhance media coverage & data to capitalize on cross-sell opportunities across the enterprise

Sources: BCG Group, RWA.xyz

Exchange Momentum Driven By Options Adoption

From Launch to #2 in One Quarter

- Surpassed $9B in BTC options trading volume in less than 90 days and reached an all-time open interest high of ~$4B[1]

- Bullish climbed to #2 in BTC options open interest market share since options trading launched[2]

Leading Challengers in BTC Options Open Interest…



Open Interest By Exchange (Excluding Deribit)
Bullish
OKX
Binance
CME Group
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Oct-29
Nov-05
Nov-12
Nov-19
Nov-26
Dec-03
Dec-10
Dec-17
Dec-24
Dec-31
Jan-07
Jan-14
Jan-21
Jan-28
38% market share capture since launch

…with Significant Room For Growth



Open Interest By Exchange
Bullish
OKX
Binance
CME Group
Deribit
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Oct-29
Nov-05
Nov-12
Nov-19
Nov-26
Dec-03
Dec-10
Dec-17
Dec-24
Dec-31
Jan-07
Jan-14
Jan-21
Jan-28
9% total market share capture since launch

Notes
1. BTC options trading volume as of December 31, 2025. Open interest data through January 31, 2026 (Sources: CoinDesk, CoinGlass)
2. Sources: CoinDesk, CoinGlass

Powering our Partner's Growth

USD.ai and $CHIP

Bridging Decentralized Finance and Physical AI Infrastructure Investment:

- USD.ai is pioneering onchain Infrastructure Finance by creating the first decentralized credit protocol that connects stablecoin lenders directly to physical GPU buyers through collateralized loans originated on public blockchains
- Capitalizing on surging demand for AI-driven cash flows, USD.ai has secured **$660m in AUM** and built a **$1.5B loan pipeline for 2026** on the back of direct integrations with global **Tier 1** data center operators
- USD.ai bridges DeFi efficiency with institutional-grade safety. All credit positions are **secured by productive GPU assets** held in bankruptcy-remote structures, featuring standardized credit terms, third-party verification, and full onchain transparency

Strategic Partnership: Bullish x USD.ai

Deepening Liquidity for AI-Driven Markets: Bullish will be providing liquidity services for USD.ai-linked RWAs and the forthcoming $CHIP token. This partnership, along with anticipated future product development marks a new milestone for Bullish as we expand our liquidity services offering to the rapidly growing RWA market.

Strategic Investment in Onchain Infrastructure: As part of the partnership, Bullish will expand its investment in USD.ai through the $CHIP token offering. This strategic investment provides Bullish with direct governance rights and revenue participation from USD.ai's open-source protocols.

Sources: USD.ai website, USD.ai and partner press releases. For further information please refer to the USD.ai credit risk dashboard

Third-party data and projections provided by USD.ai have not been independently verified by Bullish. Bullish makes no representations as to the accuracy or completeness of such information. Past performance and future projections are not guarantees of results.

Financials & KPIs

4Q 2025 Update

4Q 2025 In-line or Above Guided Ranges

Figures in $ millions, unless otherwise noted

	4Q'2025	Guidance	vs Actual
Total Trading Volume ($B)	$222		
Adjusted Transaction Revenue	**37.9**		
Subscription, Services and Other	54.6	$47.0 to $53.0	+
Total Adjusted Revenue	**92.5**		
Adjusted OPEX	48.1	$48.0 to $50.0	✓
Adjusted EBITDA	**44.5**		
Margin %	*48.1%*		
Adjusted Net Income	**$28.9**		

Notes:
1. Adjusted revenue, adjusted transaction revenue, subscription, services and other revenue, adjusted net income, adjusted EBITDA and adjusted OPEX are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures
2. Figures may not sum due to rounding

Income Statement and KPIs

Figures in $ millions, unless otherwise noted

	1Q24	2Q24	3Q24	4Q24	FY24	1Q25	2Q25	3Q25	4Q25	FY25
Financial Metrics ($M)[1]										
Adjusted Transaction Revenue	$44.5	$34.9	$32.8	$41.0	$153.2	$42.0	$24.1	$26.7	$37.9	$130.7
Subscription & Services Revenue	8.8	25.8	11.5	13.7	59.8	19.7	31.9	49.3	54.6	155.5
Revaluation of digital assets held as investments & Other[2]	0.2	0.0	0.2	0.5	0.9	0.6	1.0	0.5	0.0	2.2
Total Adjusted Revenue	**53.5**	**60.7**	**44.5**	**55.2**	**213.9**	**62.4**	**57.0**	**76.5**	**92.5**	**288.5**
Adjusted Operating Expenses	39.5	46.0	36.9	39.4	161.8	49.2	48.9	47.9	48.1	194.2
Adjusted EBITDA	**$14.0**	**$14.7**	**$7.7**	**$15.8**	**$52.1**	**$13.2**	**$8.1**	**$28.6**	**$44.5**	**$94.3**
% Margin	*26.2%*	*24.2%*	*17.2%*	*28.7%*	*24.4%*	*21.1%*	*14.2%*	*37.4%*	*48.1%*	*32.7%*
Finance Expenses	$8.9	$9.1	$9.9	$10.7	$38.5	$10.2	$13.3	$13.9	$14.9	$52.4
Tax effect of adjusted net income before taxes	0.0	(0.0)	0.0	0.1	0.1	0.0	(0.0)	(0.1)	0.1	(0.0)
Depreciation and amortization, other	1.2	0.8	0.9	1.0	3.9	0.6	0.6	0.9	0.6	3.1
Adjusted Net Income	**$3.9**	**$4.8**	**($3.1)**	**$4.0**	**$9.6**	**$2.1**	**($6.0)**	**$13.8**	**$28.9**	**$38.8**
% Margin	*7.3%*	*7.9%*	*(7.0%)*	*7.3%*	*4.5%*	*3.4%*	*(10.5%)*	*18.1%*	*31.2%*	*13.4%*
Key Performance Indicators										
BTC Price (daily average, '000s)	$53.4	$65.7	$61.0	$63.3	$65.9	$93.5	$98.5	$114.4	$100.0	$101.6
Exchange KPIs										
Annualized BTC Volatility (SPOT)	45.9%	41.2%	45.1%	42.0%	43.5%	47.4%	35.3%	26.0%	40.5%	37.3%
Avg. Daily Trading Vol (SPOT, $M)	$1,415.8	$1,100.3	$1,410.8	$2,042.9	$1,492.5	$2,550.5	$1,791.1	$1,417.6	$2,228.8	$1,997.0
Avg. Daily Trading Vol (PERP, $M)	$392.8	$361.4	$332.6	$268.3	$338.8	$248.6	$182.6	$128.0	$90.0	$162.3
Bullish OPEX Metrics										
Headcount	371	367	342	388	388	406	406	409	414	414
CoinDesk Insights										
CoinDesk.com total pageviews (million)	41.9	33.4	26.5	26.5	128.2	27.8	26.4	28.7	28.5	111.4
CoinDesk.com monthly unique visitors (million)	7.0	5.1	3.8	3.9	5.0	3.1	2.9	2.7	3.0	2.9

Notes:
1. Adjusted transaction revenue, subscription, services and other revenue and adjusted operating expenses and adjusted net income / (loss) are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures. Adjusted operating expenses exclude share-based compensation and non-recurring expenses. CoinDesk was acquired in November 2023. *FY'24 & FY'25 CoinDesk monthly unique visitors is a monthly average across the full year
2. Revaluation of digital assets held as investments & Other includes Change in Fair value on Investments in Financial Assets of $0.2M in 1Q24
3. Figures presented may not sum precisely due to rounding

Bullish Adjusted Operating Expense Summary

Bullish Adjusted Operating Expense

Figures in $ millions, unless otherwise noted



End of period total Headcount [2]
371
367
342
388
406
406
409
414
$39.5
$46.0
$36.9
$39.4
$49.2
$48.9
$47.9
$48.1
3.6
3.1
0.6
4.7
27.6
4.5
4.5
6.3
4.1
26.6
3.9
3.7
5.0
27.2
(2.9)
4.5
3.9
1.8
5.4
23.8
4.8
5.5
4.9
4.5
29.4
3.8
6.6
7.4
5.4
25.7
5.7
6.4
1.1
6.0
28.8
8.3
4.5
0.4
4.5
30.4
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
Compensation and Benefits
Information Technology and software
Advertising, Promotion and Production [3]
Legal and Professional Fees
Rent, Custody and Other [4]

Notes
1. Adjusted operating expense is a non-IFRS measure. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures. Adjusted operating expense excludes share-based compensation and non-recurring expenses.
2. Headcount growth in 4Q24 was primarily driven by the CCData acquisition
3. 3Q24 Advertising & Promotion includes a $2.9M tax credit from Austin city grants
4. Right-of-Use assets are included in Rent, Custody and Other Expenses
5. Figures presented may not sum precisely due to rounding

Digital Asset Balances

Digital Asset Balances – 4Q25

	BTC[2]	ETH[2]	USDx	Other	Total[2]
Ending Price as of 12/31/2025[1]	$88,662	$2,984			
Units (in 000s)					
Digital assets held – intangible assets	16.3	4.8			
Digital assets held – inventories	1.7	7.7			
Loan and other receivable – digital assets	3.2	1.7			
Digital assets held – financial assets	–	–			
Investments in financial assets	2.2	–			
Total	**23.3**[3]	**14.2**			
USD Balance ($ Millions)					
Digital assets held – intangible assets	$1,441	$14	$78	$4	$1,537
Digital assets held – inventories	157	23	16	11	206
Loan and other receivable – digital assets	283	5	156	2	446
Digital assets held – financial assets	–	–	963	75	1,038
Investments in financial assets	195	–	–	209[3]	404
Total	**$2,076**	**$42**	**$1,213**	**$301**	**$3,632**

Notes:
1. *Ending price is the implied price, which represents the total price across the primary asset and any wrapped assets for a given token.*
2. *The balance total includes wrapped tokens, such as Wrapped Bitcoin and Wrapped Ethereum, which are combined with their native asset, as well as certain assets supplied to decentralized finance protocols*
3. *Includes ~1,100 bitcoin invested in ETFs and other financial assets during 4Q 2025*

Post-Quarter Performance

January 2026 Exchange Update

Monthly Metrics Report for January 2026
(Unaudited)

	2025												2026
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan
($ - in billions)													
Trading Volume ($B)													
Spot - BTC	34.6	30.9	43.2	39.2	32.8	19.9	20.8	18.2	16.4	38.2	38.4	25.9	22.5
Spot - ETH	18.3	19.2	14.9	10.9	12.0	9.5	11.1	12.8	8.8	15.1	14.1	9.6	8.4
Spot - Stablecoin	19.4	20.9	17.0	13.3	10.3	8.1	12.9	8.6	8.1	19.6	18.4	13.8	11.2
Spot - Other	4.8	3.8	2.7	2.2	2.6	2.4	4.0	4.6	4.1	4.6	4.4	2.9	3.4
Total Spot	**77.1**	**74.8**	**77.7**	**65.5**	**57.6**	**39.9**	**48.8**	**44.3**	**37.3**	**77.5**	**75.3**	**52.2**	**45.4**
Options								0.0	0.0	0.0	2.8	6.2	4.8
Perpetual	6.6	7.8	8.0	6.8	5.8	4.1	5.0	4.6	2.2	3.0	2.7	2.6	2.0
Total Trading Volume	**83.7**	**82.5**	**85.7**	**72.3**	**63.4**	**44.0**	**53.8**	**48.8**	**39.6**	**80.5**	**80.8**	**61.1**	**52.2**
Average Trading Spread (bps)													
Spot	2.14	1.97	1.87	1.65	1.55	1.58	1.76	2.55	1.96	1.75	1.94	1.82	1.74
Options								1.00	0.93	1.29	1.34	1.66	1.95
Perpetual	(1.06)	(1.41)	(2.38)	(1.47)	(0.86)	(1.22)	(0.80)	(0.65)	0.21	(2.67)	(0.13)	(0.30)	(0.61)
Average Trading Spread	**1.90**	**1.65**	**1.47**	**1.36**	**1.32**	**1.32**	**1.52**	**2.25**	**1.86**	**1.59**	**1.85**	**1.71**	**1.67**
Monthly Average Volatility													
BTC	48%	44%	50%	44%	33%	28%	27%	28%	23%	38%	45%	39%	33%
ETH	60%	78%	69%	70%	67%	54%	54%	60%	42%	58%	68%	53%	46%

Notes
1. Figures presented may not sum precisely due to rounding

2026 Full Year Guidance

Figures in $ millions, unless otherwise noted

2025 Actuals v. 2026 Guidance

	FY 2025	High	Low
Adjusted Revenue ($M)			
Adjusted Transaction Revenue	130.7		
Subscription, Services and Other	157.7	250.0	220.0
Total Adjusted Revenue	**288.5**		
Adjusted EBITDA ($M)			
Adjusted Operating Expenses	194.2	230.0	210.0
Total Adjusted EBITDA	**94.3**		
Adjusted Net Income ($M)			
Tax effect of adjusted net income before taxes	(0.0)		
Depreciation and amortization, other	3.1		
Finance Expenses	52.4	60.0	52.0
Adjusted Net Income ($M)	**38.8**		

SS&O Revenue, Adj. Operating Expenses, and Finance Expenses


2025 Results
Subscription, Services and Other
$20.4
$32.9
$49.8
$54.6
1Q '25
2Q '25
3Q '25
4Q '25
Adjusted Operating Expenses
$49.2
$48.9
$47.9
$48.1
1Q '25
2Q '25
3Q '25
4Q '25
Finance Expenses
$10.2
$13.3
$13.9
$14.9
1Q '25
2Q '25
3Q '25
4Q '25


'25 Actual vs. '26 Forecast[3]
49% Growth
$157.7
$235.0
2025
2026 Forecast
13% Growth
$194.2
$220.0
2025
2026 Forecast
7% Growth
$52.4
$56.0
2025
2026 Forecast

Notes
1. Adjusted subscription, services and other revenue and adjusted operating expenses are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures
2. Figures presented may not sum precisely due to rounding
3. 2026 Forecast is the midpoint of the guided ranges. Bullish is not providing guidance to a specific number

Net Liquid Assets & Cash Flow

Figures in $ millions, unless otherwise noted


$88
$1,537
$1,038
$206
$404
$446
$3,720
($299)
($561)
$2,880
Cash and Cash Equivalents
Digital Assets Held – Intangible Assets
Digital Assets Held – Financial Assets
Digital Assets Held – Inventories
Investments in Financial Assets
Loan & Other Receivable Digital Assets
Gross Liquid Assets
On Exchange Capital
Borrowings and Borrowings from related parties
Net Liquid Assets as of 12/31

Cash	$88	–	–	–	–	–	$88	($8)	–	$80
Debt	–	–	–	–	–	–	–	–	(561)	(561)
Stablecoins	–	78	963	16	4	156	1,217	(101)	–	1,117
BTC [1]	–	1,441	–	157	195	263	2,076	(157)	–	1,919
ETH [1]	–	14	–	23	–	5	42	(23)	–	19
Others	–	4	75	11	206	2	296	(11)	–	286

Notes:
1. *Assumes BTC and ETH price of $88,662 and $2,964 as of 12/31/25, respectively*
2. *Figures may not sum precisely due to rounding*

Appendix

Bullish Revenue Model

Category	Segment	Business	Formula	Revenue
SUBSCRIPTION SERVICES & OTHER REVENUE	MARKET INFRASTRUCTURE	Bullish Exchange	Volumes ✖ Spread ✚ Fees	Adjusted transaction revenue
		Bullish Liquidity Services	Subscription fee ✚ Balances ✖ Yield ✚ Performance based upside	Liquidity services revenue
	INFORMATION SERVICES	CoinDesk Indices	AUM ✖ Asset-linked fee % ✚ Indices related data revenue	Indices revenue
		CoinDesk Data	Subscribers ✖ Subscription price	Data revenue
	INSIGHTS	CoinDesk Media	# of Ads ✖ Cost per ad	Media revenue
		CoinDesk Events	# of conference attendees ✖ Ticket price ✚ Sponsorship & other revenue	Events revenue

Note: Formulas displayed represent a simplified view of Bullish revenue model

Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income/(Loss) (Unaudited)

(In thousands, except per share data)

	Three months ended December 31, 2025	Three months ended December 31, 2024	Twelve months ended December 31, 2025	Twelve months ended December 31, 2024
Digital assets sales	$ 64,345,078	$ 66,026,131	$ 244,811,387	$ 250,201,282
Cost of digital assets derecognized	(64,323,568)	(66,001,337)	(244,733,087)	(250,104,770)
Other revenues	56,195	14,473	158,941	61,967
Change in fair value of digital assets held, net	(485,175)	186,029	(674,968)	207,043
Net spread related income and change in fair value of perpetual futures on the Exchange	(886)	(3,228)	(7,179)	(17,139)
Change in fair value of investment in financial assets	(105,555)	27,369	(36,034)	29,453
Administrative expenses	(46,276)	(37,082)	(182,188)	(153,119)
Other expenses	(14,392)	(12,635)	(60,425)	(46,079)
Finance expense	(14,932)	(10,659)	(52,369)	(38,529)
Change in fair value of derivatives	17,521	(12,867)	9,609	(12,190)
Change in fair value of financial liability at FVTPL	6,900	(13,950)	(20,100)	(43,350)
Income/(loss) before income tax	$ (565,090)	$ 162,244	$ (786,413)	$ 84,569
Income tax benefit/(expense)	1,523	(3,782)	944	(5,005)
Net income/(loss)	$ (563,567)	$ 158,462	$ (785,469)	$ 79,564
Attributable to:				
Owners of the Group	(546,598)	157,033	(764,681)	78,527
Non-controlling interests	(16,969)	1,429	(20,788)	1,037
Net income/(loss)	$ (563,567)	$ 158,462	$ (785,469)	$ 79,564
Other comprehensive income/(loss)				
Items that will not be subsequently reclassified to profit or loss:				
Revaluation of digital assets held as investments	(123,816)	575,424	409,644	1,020,339
Fair value gain/(loss) on financial liabilities designated as at FVTPL attributable to changes in credit risk	1,350	(11,450)	(3,050)	(16,350)
	$ (122,466)	$ 563,974	$ 406,594	$ 1,003,989
Items that may be reclassified subsequently to profit or loss:				
Foreign exchange differences on translation of foreign operations	41	(712)	1,676	(712)
Total comprehensive income/(loss)	$ (685,992)	$ 721,724	$ (377,199)	$ 1,082,841
Attributable to:				
Owners of the Group	(695,383)	714,757	(436,588)	1,072,710
Non-controlling interests	9,391	6,967	59,389	10,131
Total comprehensive income/(loss)	$ (685,992)	$ 721,724	$ (377,199)	$ 1,082,841
Weighted average number of ordinary shares for the purposes of basic and diluted earnings/(loss) per share				
Basic	150,924	113,153	127,723	112,664
Diluted	150,924	115,889	127,723	115,400
Earnings/(Loss) per share				
Basic	$ (3.73)	$ 1.40	$ (6.15)	$ 0.70
Diluted	$ (3.73)	$ 1.37	$ (6.15)	$ 0.68

Notes:
1. Adjusted revenue, adjusted transaction revenue, subscription services and other revenue, adjusted net income, adjusted EBITDA, gross liquid assets and net liquid assets are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands)

	December 31, 2025	December 31, 2024
ASSETS		
Non-current assets		
Goodwill	$ 63,062	$ 61,475
Other intangible assets	31,104	33,298
Property and equipment and right-of-use assets	28,369	14,118
Deferred tax assets	2,865	2,088
Other assets	21,311	22,087
Restricted cash	5,727	1,968
Total non-current assets	$ 152,438	$ 135,034
Current assets		
Digital assets held - inventories	$ 206,178	$ 573,876
Digital assets held - intangible assets	1,537,071	1,878,268
Digital assets held - financial assets	1,037,915	132,649
Loan and other receivables - digital assets	446,481	166,388
Derivative financial instruments	—	—
Investments in financial assets	404,144	86,173
Other assets	47,502	21,209
Customer segregated cash	20,044	6,382
Restricted cash	16,839	15,893
Cash and cash equivalents	87,892	31,540
Total current assets	$ 3,804,066	$ 2,912,378
Total assets	$ 3,956,504	$ 3,047,412
LIABILITIES		
Non-current liabilities		
Borrowings from related parties	$ 505,600	$ 482,450
Convertible redeemable preference shares	—	47,879
Digital assets loan payable	5,267	20,613
Lease liabilities	14,378	10,756
Deferred tax liabilities	18	6
Other payables	3,000	—
Total non-current liabilities	$ 528,263	$ 561,704
Current liabilities		
Customer segregated cash liabilities	$ 20,044	$ 6,382
Borrowings	49,982	25,000
Digital assets loan payable	334	—
Lease liabilities	5,524	4,246
Other payables	54,028	49,421
Total current liabilities	$ 129,912	$ 85,049
Total liabilities	$ 658,175	$ 646,753
Net assets	$ 3,298,329	$ 2,400,659
EQUITY		
Share capital and share premium	$ 5,110,063	$ 3,821,537
Option premium on convertible redeemable preference shares	—	18,399
Reserves	774,224	858,797
Accumulated deficit	(2,656,325)	(2,309,053)
Total shareholders' equity attributable to the owners of the Group	$ 3,227,962	$ 2,389,680
Non-controlling interests	70,367	10,979
Total equity	$ 3,298,329	$ 2,400,659

Notes:
1. Adjusted revenue, adjusted transaction revenue, subscription, services and other revenue, adjusted net income, adjusted EBITDA, gross liquid assets and net liquid assets are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures

Non-IFRS Measures Summarized

(In thousands)

	Three Months Ended December 31, 2025	Three Months Ended December 31, 2024	Year Ended December 31, 2025	Year Ended December 31, 2024
Non-IFRS Financial Measures				
Adjusted Transaction Revenue	$ 37,929	$ 40,996	$ 130,739	$ 153,247
Adjusted Revenue	92,508	55,183	288,455	213,912
Adjusted EBITDA	44,450	15,771	94,271	52,102
Adjusted Net Income	28,864	4,039	38,792	9,622
Adjusted Operating Expenses	48,058	39,411	194,184	161,795

	Period ended December 31, 2025	Period ended December 31, 2024
Gross Liquid Assets	$ 3,719,681	$ 2,868,894
Net Liquid Assets	2,859,701	1,696,127

Notes:
1. Adjusted revenue, adjusted transaction revenue, subscription, services and other revenue, adjusted net income, adjusted EBITDA, gross liquid assets and net liquid assets are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures
2. Figures presented may not sum precisely due to rounding
3. See Definition of Certain Metrics for additional details

Reconciliation of non-IFRS measures

(In thousands)

Adjusted Transaction Revenue and Adjusted Revenue	Three Months Ended December 31, 2025	Three Months Ended December 31, 2024	Year Ended December 31, 2025	Year Ended December 31, 2024
Digital assets sales	$ 64,345,078	$ 66,026,131	$ 244,811,387	$ 250,201,282
Digital asset sales on venues other than Exchange	(36,583)	(2,124)	(396,424)	(21,821)
Digital asset sales - on our Exchange	$ 64,308,495	$ 66,024,007	$ 244,414,963	$ 250,179,461
Cost of digital assets derecognized - on our Exchange	(64,286,992)	(65,999,234)	(244,336,500)	(250,082,963)
Change in fair value of digital assets inventories, arising from purchase of digital assets on our Exchange	15,670	18,662	56,031	71,685
Transaction income	1,642	789	3,424	2,203
Net spread related income and change in fair value of perpetual futures	(886)	(3,228)	(7,179)	(17,139)
Adjusted Transaction Revenue	**$ 37,929**	**$ 40,996**	**$ 130,739**	**$ 153,247**
Subscriptions and services revenue	54,554	13,684	155,517	59,764
Change in fair value of investment in financial assets	—	—	—	168
Revaluation of digital assets held as investments	25	503	2,199	733
Adjusted Revenue	**$ 92,508**	**$ 55,183**	**$ 288,455**	**$ 213,912**
Adjusted EBITDA and Adjusted Net Income				
Income/(loss)	$ (563,567)	$ 158,462	$ (785,469)	$ 79,564
Adjusted to exclude the following:				
Digital asset sales on other venues	(36,583)	(2,124)	(396,424)	(21,821)
Cost of digital assets derecognized on other venues	36,576	2,103	396,586	21,807
Loss/(Gain) from changes in fair value of digital assets inventories net payable to customers	120,241	(131,742)	208,577	(130,732)
Income tax expense	(1,523)	3,782	(944)	5,005
Finance expenses	14,932	10,659	52,369	38,529
Employee share-based payment expenses	4,047	4,699	15,567	22,587
Other share-based payment expenses	628	—	628	—
Change in fair value of loan and other receivables - digital assets	64,268	(48,510)	24,994	(43,676)
Change in fair value of digital assets loan payable	(2,873)	14,339	(15)	14,449
Change in fair value of derivatives	(17,521)	12,867	(9,609)	12,191
Change in fair value of financial liability at FVTPL	(6,900)	13,950	20,100	43,350
Change in fair value of investments in financial assets	105,555	(27,369)	36,034	(29,286)
Impairment losses of digital assets held - intangible assets	319,209	(1,454)	497,443	24,601
Impairment of right-of-use assets	—	—	—	956
Non-recurring expenses	7,360	4,629	29,172	10,009
Depreciation and amortization	576	977	3,063	3,826
Adjusted to include the following:				
Revaluation of digital assets held as investments	25	503	2,199	733
Adjusted EBITDA	**$ 44,450**	**$ 15,771**	**$ 94,271**	**$ 52,102**
Finance expenses	(14,932)	(10,659)	(52,369)	(38,529)
Depreciation and amortization	(576)	(977)	(3,063)	(3,826)
Tax effect of adjusted net income before taxes	(78)	(96)	(47)	(125)
Adjusted Net Income	**$ 28,864**	**$ 4,039**	**$ 38,792**	**$ 9,622**

Note - Figures presented may not sum precisely due to rounding

Notes:
1. Figures presented may not sum precisely due to rounding
2. See Definition of Certain Metrics for additional details

Gross and Net Liquid Assets

Figures in $ thousands

(In thousands)

	December 31, 2025	December 31, 2024
Digital assets held - inventories	$ 206,178	$ 573,876
Digital assets held - intangible assets	1,537,071	1,878,268
Digital assets held - financial assets (on Exchange)	84,993	67,526
Digital assets held - financial assets (off Exchange)	952,922	65,123
Loan and other receivable	446,481	166,388
Investments in financial assets	404,144	86,173
Cash and cash equivalents	87,892	31,540
Gross Liquid Assets	$ 3,719,681	$ 2,868,894
(-) Digital assets held - inventories	$ (206,178)	$ (573,876)
(-) Digital assets held - financial assets (on Exchange)	(84,993)	(67,528)
(-) Digital assets loan payable	(5,601)	(20,613)
(-) Borrowings	(49,982)	(25,000)
(-) Borrowings from related parties	(505,600)	(482,450)
(-) Cash on the Exchange	(7,626)	(3,300)
Net Liquid Assets	$ 2,859,701	$ 1,696,127

Notes:
1. Figures presented may not sum precisely due to rounding
2. See Definition of Certain Metrics for additional details

Reconciliation of Adjusted Operating Expense

Figures in $ thousands

(In thousands)

IFRS Core Operating Expense to Adjusted Operating Expense	Three Months Ended December 31, 2025	Three Months Ended December 31, 2024	Year Ended December 31, 2025	Year Ended December 31, 2024
IFRS Core Operating Expense	**$ 60,669**	**$ 49,717**	**$ 242,614**	**$ 199,199**
Adjusted for				
Employee share-based compensation expense	4,047	4,699	15,567	22,587
Other share-based compensation expense	628	—	628	—
Non-recurring expenses - legal and professional fees	6,386	4,322	25,292	7,245
Non-recurring expenses - compensation and benefits	974	308	3,880	3,746
Depreciation and amortization expense	576	977	3,063	3,826
Adjusted Operating Expense	**$ 48,058**	**$ 39,411**	**$ 194,184**	**$ 161,795**

Notes:
1. Figures presented may not sum precisely due to rounding
2. See Definition of Certain Metrics for additional details

Reconciliation of Adjusted Fully Diluted Shares Outstanding

Shares in thousands

Non-IFRS Adjusted Fully Diluted Shares Outstanding (Unaudited)

	As of December 31
Ordinary shares outstanding	150,834
Vested BMC1 Class A and Class B Shares	4,796
Vested Options	2,342
Vested RSUs	165
Shares repurchased under Treasury stock method (vested) [1]	(1,119)
Sub-total Diluted Shares Outstanding (vested)	157,018
Unvested BMC1 Class A and Class B Shares	2,280
Unvested Options	3,503
Shares repurchased under Treasury stock method (unvested) [1]	(1,674)
Adjusted Fully Diluted Shares Outstanding	161,126

Notes
1. Assumes 12/31/25 BLSH closing price of $37.87 for treasury stock method in the calculation of adjusted fully diluted shares outstanding

Definition of Certain Metrics

Adjusted transaction revenue is a non-IFRS financial measure intended to capture the fees and trading spreads earned from customers trading on our Exchange. We define adjusted transactional revenue as (i) the portion of "Digital asset sales", as reported in accordance with IFRS, attributable to digital asset sales on our Exchange, less (ii) the "Cost of digital assets derecognized" excluding such costs from sales on venues other than the Exchange, plus (iii) the change in fair value of digital asset inventories, arising from purchase of digital assets on our Exchange (included within reported "Change in fair value of , net"), plus (iv) transaction income (included within reported "Other revenues"), plus (v) net spread related income and change in fair value of perpetual futures on the Exchange.

We exclude digital asset sales, and the related cost of digital assets derecognized, from trading activity on venues other than our Exchange. We also exclude subscription and services revenue (included within reported other revenues). In each case, this approach is intended to ensure that our adjusted transaction revenue metric reflects the core performance of our trading operations and provides a clearer understanding of our business activities on our Exchange.

While we include change in fair value of digital asset inventories, specifically the bid-offer spread earned from the purchase of digital assets on our Exchange, as part of our adjusted transaction revenue, we do not include other reported changes in fair value, such as subsequent remeasurements and mark-to-market adjustments. This is because these remeasurements, including impairment losses of under intangible assets, are not considered part of our ongoing business operations and do not align with our intention to avoid taking directional trading positions.

Adjusted revenue is a non-IFRS financial measure intended to reflect the revenues generated by our trading and information services and also from our investing activities. We define adjusted revenue as adjusted transaction revenue, plus (i) subscription and services revenue, which is included in reported other revenues and includes interest and revenues from CoinDesk and CCData, plus (ii) for periods prior to 2024 only, change in fair value of investment in financial assets, plus (iii) the net income from DeFi protocols excluding the fair value change of underlying digital assets, that is reported under OCI.

Specifically, adjusted revenue includes the fees and trading spreads earned from customers trading on our Exchange, excludes gains or losses from the remeasurement of our digital assets and includes other fees such as interest and revenue from CoinDesk and CCData businesses that we acquired in November 2023 and October 2024, respectively.

Adjusted EBITDA is calculated as income/(loss) after tax adjusted to exclude:

- digital asset sales and the cost of digital assets derecognized on other venues, as these transactions do not directly reflect the core activities of liquidity provision and client facilitation on our Exchange. Excluding these is intended to ensure that our Adjusted EBITDA remains focused on the fundamental operations that drive our business;
- gains or losses from the remeasurement of our digital assets, as these assets are held to facilitate client trading rather than for proprietary trading purposes. Such remeasurement reflects mark-to-market (MTM) adjustments including the impairment losses of under intangible assets that are not part of our ongoing business operations and do not align with our intention to avoid taking directional trading positions. The primary focus of our business model is to provide liquidity and facilitate client transactions on our Exchange, with the key performance metric being the bid-offer spread earned from digital asset spot transactions. Including MTM adjustments would introduce volatility that is not reflective of our core operational performance and could mislead stakeholders about the true drivers of our business;
- certain non-cash charges such as share-based compensation expenses and depreciation and amortization because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations;
- provision for or benefit from income tax and finance expenses;
- change in fair value of derivatives and financial liability at FVTPL;
- the change in fair value of investments in financial assets related to digital asset funds. These investments are not central to our core operations, as they do not directly contribute to our primary business activities of liquidity provision and client facilitation. The fair value changes are primarily driven by the mark-to-market (MTM) adjustments of the underlying digital assets within the funds. Including these fair value changes would introduce volatility of digital assets that does not accurately represent the operational metrics that are indicative of our business performance. Our core operating performance focuses on providing liquidity and facilitating client transactions, and we aim to avoid taking directional trading positions;
- certain acquisition-related and integration costs associated with business combinations, various restructuring and other costs, and goodwill impairment charges, all of which are not normal operating expenses. These adjustments aid in the comparability of our results across periods. Acquisition related costs include amounts paid to redeem acquirees' unvested share-based compensation awards, legal, accounting, valuation, and due diligence costs. Integration costs include advisory and other professional services or consulting fees necessary to integrate acquired businesses. Restructuring and other costs that are not reflective of our core business operating expenses may include severance costs, contingent losses, impairment charges, and certain litigation and regulatory charges; and
- the net income from DeFi protocols, excluding the fair value change of underlying digital assets, which is a component of the "Revaluation of as investments" under OCI. Deploying our digital assets in these protocols are a strategic component of our business model, providing additional yield and enhancing our liquidity management capabilities. Including this net income in Adjusted EBITDA reflects the performance of our investment activities and supports our focus on core operations.

Definition of Certain Metrics (Cont'd)

Adjusted net income/(loss) is calculated as income/(loss) after tax adjusted by the same adjustment items taken into account for determining adjusted EBITDA, with further adjustment to add back finance expense and depreciation and amortization, and reduced by tax effect of the adjustments.

Adjusted operating expense is calculated by taking total operating expenses (which includes Administrative expenses and Other expenses) and excluding items we do not consider representative of our core, ongoing operating performance. These excluded items Stock-based compensation expense, Depreciation and amortization expense, and certain non-recurring expenses.

We believe Adjusted Operating Expense is a useful supplemental measure for investors, as it provides a clearer view of our operational efficiency by removing non-cash expenses (depreciation, amortization, and stock-based compensation) and other items not indicative of ongoing business trends. Management uses this measure to assess business performance and to plan for future periods.

Subscription, services & other revenue is a non-IFRS financial measure intended to provide a comprehensive view of our diverse revenue streams beyond core transaction fees and spreads. This measure includes revenue from lending and liquidity services, such as interest earned from third-party lending arrangements like credit line facilities and margin loans, interest on our own cash and stablecoins, fees from liquidity services and promotional income, and revenues from CoinDesk services such as sponsorships, event admissions, and index data licensing fees. It also incorporates the net income from DeFi protocols (excluding any fair value changes of the underlying digital assets). This non-IFRS measure is calculated by taking "Subscription and services revenue" (as reported within the "Other revenues") and adding "Net income from DeFi protocols, excluding the fair value change of underlying digital assets" (as reported within "Revaluation of as investments"). By consolidating these various income sources, we believe this measure offers a more distinct view of the growth and performance of our service-oriented business lines, separate from our core transaction-based revenues.

Trading volume represents the notional value of trades, i.e., the product of the quantity of assets transacted and the trade price at the time the spot transaction was executed. The quantity represents the total U.S. dollar equivalent value of matched trades transacted between a buyer and seller through our platform during the period of measurement.

Average daily volume represents the total Trading Volume for the applicable period divided by the number of trading days in such period.

Average trading spread represents total commissions earned from transactions on the Bullish Exchange for the period, expressed in basis points (bps) of the trading volume for the period. Management reviews this metric, which reflects the cost of trading on the Bullish Exchange, changes in fair value of perpetual futures, and rebates, for insight into the average revenue generated per unit of trading volume on our platform

Gross Liquid Assets is defined as the sum of (i) Digital assets held – inventories, (ii) Digital assets held – intangible assets, (iii) Digital assets held – financial assets, (iv) Loans and other receivables – digital assets (v) Investments in financial assets, and (vi) Cash and cash equivalents.

Net Liquid Assets is defined as Gross liquid assets, reduced by (i) Digital assets held – inventories, (ii) the portion of Digital assets held – financial assets on our Exchange, (iii) the portion of Cash and cash equivalents on our Exchange, (iv) Borrowings, (v) Borrowings from related parties, and (vi) Digital assets loan payable.

Adjusted Fully Diluted Shares Outstanding is defined as Ordinary shares outstanding plus (i) the vested and unvested portion of BMCI Class A and Class B shares as converted into Ordinary shares (ii) the vested and unvested portion of outstanding options assuming all options are exercised for Ordinary shares (iii) the vested and unvested portion of RSU's outstanding that have not yet been delivered less (iv) the number of Ordinary shares Bullish would be able to repurchase at market price with the proceeds from the exercise of vested and unvested options.

Bullish

